November 26, 2008

Mail Stop 4561

Mr. Steven Cohen
Chief Executive Officer
North Shore Capital Advisors Corp.
20 Marlin Lane
Port Washington, NY 11050

Re: North Shore Capital Advisors Corp.
        Form 10-KSB for the year ended December 31, 2007
        File No. 000-51245

Dear Mr. Cohen:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief